UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Alcobra Ltd.
(Name of Issuer)

Ordinary Shares, par value of NIS 0.01
(Title of Class of Securities)

M2239P 10 9
(CUSIP Number)

AMIR EFRATI
BROSH CAPITAL L.P.
11 Menachem Begin Rd.
Ramat-Gan, Israel 5268104
+972-77-3206050

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Brosh Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 939,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 939,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Exodus Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,035,596
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,035,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Brosh Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 939,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 939,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,125,041
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,125,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,064,512
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,064,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M2239P 10 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value of NIS 0.01 (the “Shares”), of Alcobra Ltd., an Israeli corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Azrieli Triangle Building, 132 Derech Menachem Begin, 39th Floor, Tel Aviv 6701101 Israel.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Brosh Capital L.P., a Cayman Islands limited partnership (“Brosh”);

(ii)	Exodus Capital L.P., a Cayman Islands limited partnership (“Exodus”);

(iii)	Brosh Funds Management Ltd., an Israeli corporation, which serves as the general partner of Brosh (“Brosh GP”);

(iv)
Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Exodus (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”); and

(v)	Amir Efrati, who serves as the portfolio manager of each of Brosh and Exodus.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 11 Menachem Begin Rd., Ramat-Gan, Israel. The officers and directors of each of Brosh GP and Exodus GP and each of their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Brosh and Exodus is investing in securities.  The principal business of Brosh GP is serving as the general partner of Brosh. The principal business of Exodus GP is serving as the general partner of Exodus and as a portfolio manager for the Exodus Managed Account.  The principal occupation of Mr. Efrati is serving as the portfolio manager of each of Brosh and Exodus.

(d)           No Reporting Person nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Efrati is a citizen of Israel. The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP NO. M2239P 10 9

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Brosh and Exodus, and held in the Exodus Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference.  The aggregate purchase price of the 939,471 Shares owned directly by Brosh is approximately $944,450, excluding brokerage commissions. The aggregate purchase price of the 1,035,596 Shares owned directly by Exodus is approximately $1,031,471, excluding brokerage commissions. The aggregate purchase price of the  89,445 Shares held in the Exodus Managed Account is approximately $91,964, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to or concerning the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,560,920 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

A.	Brosh

(a)	As of the close of business on February 1, 2017, Brosh beneficially owned 939,471 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 939,471
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 939,471

(c)	The transactions in the Shares by Brosh during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. M2239P 10 9

B.	Exodus

(a)	As of the close of business on February 1, 2017, Exodus beneficially owned 1,035,596 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,035,596
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,035,596

(c)	The transactions in the Shares by Exodus during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	Brosh GP

(a)	As the general partner of Brosh, Brosh GP may be deemed the beneficial owner of the 939,471 Shares beneficially owned by Brosh.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 939,471
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 939,471

(c)
Brosh GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Brosh during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Exodus GP

(a)	As the general partner of Exodus, Exodus GP may be deemed the beneficial owner of the (i) 1,035,596 Shares beneficially owned by Exodus and (ii) 89,445 Shares held in the Exodus Managed Account.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,125,041
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,125,041

(c)
Exodus GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Exodus and through the Exodus Managed Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. M2239P 10 9

E.	Mr. Efrati

(a)
Mr. Efrati as the portfolio manager of each of Brosh and Exodus, may be deemed the beneficial owner of the (i) 939,471 Shares owned by Brosh ; (ii) 1,035,596 Shares owned by Exodus and (iii) 89,445 Shares held in the Exodus Managed Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,064,512
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,064,512

(c)
Mr. Efrati has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Brosh and Exodus and through the Exodous Managed Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person, other than the Reporting Persons and the Exodus Managed Account, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 2, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Brosh Capital L.P., Exodus Capital L.P., Brosh Funds Management Ltd., Exodus Management Israel Ltd. and Amir Efrati dated February 2, 2017.

CUSIP NO. M2239P 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2017

BROSH CAPITAL L.P.

By:	Brosh Funds Management Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS CAPITAL L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

BROSH FUNDS MANAGEMENT LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati

CUSIP NO. M2239P 10 9

SCHEDULE A

Directors & Officers of Brosh Funds Management Ltd.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Amir Efrati, Director & Portfolio Manager	Portfolio Manager of Brosh Capital L.P. and Exodus Capital L.P.	Brosh Capital, 11 Menachem Begin Rd, Ramat-Gan Israel 5268104	Israel
Uri Rubin, Director	Director of Brosh Capital L.P. and Exodus Capital L.P.	Brosh Capital, 11 Menachem Begin Rd, Ramat-Gan Israel 5268104	Israel

Directors & Officers of Exodus Management Israel Ltd.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Amir Efrati, Director & Portfolio Manager	Portfolio Manager of Brosh Capital L.P. and Exodus Capital L.P.	Brosh Capital, 11 Menachem Begin Rd, Ramat-Gan Israel 5268104	Israel
Uri Rubin, Director	Director of Brosh Capital L.P. and Exodus Capital L.P.	Brosh Capital, 11 Menachem Begin Rd, Ramat-Gan Israel 5268104	Israel

CUSIP NO. M2239P 10 9

SCHEDULE B

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased	Price [U.S. cents]

BROSH CAPITAL L.P.

Purchase of Ordinary Shares	18/01/2017	51,500	99.02
Purchase of Ordinary Shares	19/01/2017	80,878	101.00
Purchase of Ordinary Shares	19/01/2017	275,980	101.35
Purchase of Ordinary Shares	19/01/2017	79,581	101.00
Purchase of Ordinary Shares	19/01/2017	52,618	101.00
Purchase of Ordinary Shares	19/01/2017	30,262	101.00
Purchase of Ordinary Shares	20/01/2017	75,819	98.45
Purchase of Ordinary Shares	20/01/2017	10,577	98.45
Purchase of Ordinary Shares	20/01/2017	6,993	98.45
Purchase of Ordinary Shares	20/01/2017	4,022	98.45
Purchase of Ordinary Shares	23/01/2017	76,001	99.64
Purchase of Ordinary Shares	23/01/2017	15,286	99.64
Purchase of Ordinary Shares	23/01/2017	10,107	99.64
Purchase of Ordinary Shares	23/01/2017	5,813	99.64
Purchase of Ordinary Shares	24/01/2017	67,274	99.10
Purchase of Ordinary Shares	24/01/2017	13,531	99.10
Purchase of Ordinary Shares	24/01/2017	8,946	99.10
Purchase of Ordinary Shares	24/01/2017	5,145	99.10
Purchase of Ordinary Shares	26/01/2017	49,013	103.00
Purchase of Ordinary Shares	26/01/2017	9,858	103.00
Purchase of Ordinary Shares	26/01/2017	6,518	103.00
Purchase of Ordinary Shares	26/01/2017	3,749	103.00

EXODUS CAPITAL L.P.

Purchase of Ordinary Shares	18/01/2017	325,967	96.98
Purchase of Ordinary Shares	19/01/2017	256,661	101.00
Purchase of Ordinary Shares	20/01/2017	52,589	98.45
Purchase of Ordinary Shares	23/01/2017	109,570	99.64
Purchase of Ordinary Shares	24/01/2017	96,990	99.10
Purchase of Ordinary Shares	25/01/2017	27,619	103.00
Purchase of Ordinary Shares	26/01/2017	70,662	103.00
Purchase of Ordinary Shares	27/01/2017	22,687	101.21
Purchase of Ordinary Shares	30/01/2017	24,836	102.32
Purchase of Ordinary Shares	31/01/2017	48,015	102.99

EXODUS MANAGEMENT ISRAEL LTD. (THROUGH THE EXODUS MANAGED ACCOUNT)

Purchase of Ordinary Shares	25/01/2017	8,200	101.00
Purchase of Ordinary Shares	26/01/2017	78,845	103.00
Purchase of Ordinary Shares	27/01/2017	2,400	103.00